911 CHESTNUT ST. ● CLEARWATER, FLORIDA 33756
POST OFFICE BOX 1368 ● CLEARWATER, FLORIDA  33757-1368
TELEPHONE: (727) 461-1818 ● TELECOPIER: (727) 462-0365

FILE NO. 49046.114943

July 20, 2010

Via EDGAR
Ms. Mellissa Duru
Special Counsel, Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-0303

Re:	VillageEDOCS, Inc.,
Schedule 13E-3 filed June 17, 2010 (File No. 005-78287) and
Preliminary Proxy Statement on Schedule 14A filed June 17, 2010
(File No. 0-31395)

Dear Ms. Duru:

On behalf of VillageEDOCS, Inc. (the “Company”), we submit for review by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), this letter in response to the Staff’s comments to the Company’s Schedule 13E-3 filed June 17, 2010 (File No. 005-78287) (the “13E-3”) and its  Preliminary Proxy Statement on Schedule 14A filed June 17, 2010 (File No. 0-31395) (the “14A” and, together with the 13E-3, the “Filings”).  The Staff’s comments are set forth in a letter dated July 6, 2010.  For your convenience, we have recited the comments from the Staff in bold and have followed each comment with our response.

Schedule 13E-3

1.
We note your response to prior comment 2 and reissue the comment.  Despite the conversion from a Schedule 14C to a Schedule 14A, you have not explained why Mr. Williams is not an affiliate engaged in the current going private transaction.  In this regard, we note that Mr. Williams continues to own approximately 41.7% of shares outstanding, previously consented to the going private transaction and your disclosed belief that he will likely consent again.  Please add Mr. Williams as a filing person or provide a well reasoned legal factual analysis as to why this is not necessary.  See also, Item 8 of Schedule 13D-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-27729 (April 13, 1981).

Please reference our supplemental response letter, dated July 8, 2010, to which we understand the Staff has no further comment.

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

Ms. Mellissa Duru
Special Counsel, Office of Mergers & Acquisitions
July 20, 2010

2.
We note your response to prior comment 3.  As the filing persons are aware, Exchange Act Rule 13b-2 requires prompt amendments once there is a material change in the filing person’s Schedule 13D.  Accordingly, please clarify your response as it would appear that events triggering an amendment by Mr. Williams have already occurred and will occur prior to the time the definitive consent solicitation is mailed and consents are returned.  We await your response.

Please reference our supplemental response letter, dated July 8, 2010, to which we understand the Staff has no further comment.  Our intent is to file an amendment to Mr. Williams’ Schedule 13D or immediately after Mr. Williams provides his consent.  We have elected not to file an amended Schedule 13D until his consent is obtained so that he is not viewed as a person soliciting, endorsing or recommending the Reverse Split.  His prior consent is considered void so we do not consider there being a material change in Mr. Williams position until a new consent pursuant to this consent solicitation is obtained.  We agree that an amendment to the Schedule 13D needs to be filed.  However, we do not believe that an event triggering an amendment to Mr. Williams existing Schedule 13D will occur until such time as he executes a consent in connection with this filing.

Schedule 14A

Special Factors

3.	Consistent with prior comments 4 and 6, please provide the disclosure required by Schedule 13e-3 from Mr. Williams or as noted above, advise us as to why this is not necessary.

Please reference our supplemental response letter, dated July 8, 2010, to which we understand the Staff has no further comment.

4.	Please clarify whether and if so, how, the Board considered the going concern value of the Company.

The Company has revised the Proxy to include the suggested clarification.  Please refer to “SPECIAL FACTORS – Fairness of the Stock Split”.

5.	Please clarify whether the Board of Directors adopted the analysis undertaken by the Special Committee.

The Company has revised the Proxy to include the suggested clarification.  Please refer to “SPECIAL FACTORS – Special Committee and Board of Directors Deliberations”.

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

Ms. Mellissa Duru
Special Counsel, Office of Mergers & Acquisitions
July 20, 2010

Financial Information

6.	Please be attentive to the need to update the financial statements included in the consent solicitation at the time of mailing.

The Company previously revised the consent solicitation to include the suggested updated financial information.  Please refer to “FINANCIAL INFORMATION”.  The Company’s intent is to mail the consent solicitation before the final information needs to be updated, which would be August 16, 2010, for a non-accelerated filer.

Closing

The request of the acknowledgments on behalf of the Company are attached to this letter.  We have also attached the pages with changes to the Schedule 13E-3 and Schedule 14A to this letter to assist the staff in its review.  We thank you for the staff’s continuing assistance in the processing of this filing.

Very truly yours,

JOHNSON, POPE, BOKOR,
RUPPEL & BURNS, LLP

By:	/s/ Michael T. Cronin
Michael T. Cronin

ACKNOWLEDGMENT OF FILING PERSON

The undersigned on behalf of the filing person, VillageEDOCS, acknowledges in connection with the filing of Amendment No. 2 to Schedule 13E-3 and Amendment No. 1 to Schedule 14A, File No. 0-31395 that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Mason Conner	/s/ Michael Richard
Mason Conner	Michael A. Richard
Chief Executive Officer	Chief Financial Officer

Date: July 20, 2010	Date: July 20, 2010